UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 14th March 2013	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 14th March 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) clarifying on the news item appeared on moneycontrol.com and cobrapost.com today i.e. on 14th March 2013.

Exhibit I

March 14, 2013

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Ref : News Item appeared in moneycontrol.com and cobrapost.com

Please find attached copy of press release issued by the Bank clarifying the matters appearing in the news item.

We would like to assure you that the Bank has always adhered to the compliance standards in line with its Corporate Governance philosophy. Accordingly the Bank has in place relevant systems and procedures to ensure compliance with all the applicable regulatory requirements. The matters referred to in the news item are also being investigated in to separately and we shall arrange to release the findings of the investigations at the earliest.

This is for your information and record.

Thanking you,

Yours Faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl. : a/a.

MEDIA STATEMENT

We are concerned at the allegations that have appeared in the media. The matter is being investigated on top priority. The bank has a well-defined Know Your Customer (KYC) and Anti Money Laundering (AML) policy which contains procedures and controls to identify and prevent the types of transactions mentioned in the Cobrapost press release.

Segregation of frontline sales activities and back office operations and post transaction monitoring processes are in place to ensure independent checks & balances and adherence to all the laid down policies and procedures of the bank. Any deviation is viewed very seriously and stringent action is taken both at an organizational and employee level.

We would like to assure our customers and other stakeholders that the bank has always adhered to the highest standards of compliance and corporate governance and will continue to do so.